UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2021

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Results of AGM dated 09 June 2021, prepared by WPP plc.

FOR IMMEDIATE RELEASE	9 June 2021

WPP PLC ("WPP")

Results of AGM

Following its Annual General Meeting (AGM) held at 12 noon on Wednesday 9 June 2021, WPP plc (WPP) announces the results of the poll vote for each resolution set out in the Notice of AGM. The full text of the resolutions proposed at the AGM is included in WPP's Notice of AGM published on  5 May 2021, which is available on WPP's website at: www.wpp.com/investors/shareholder-centre/shareholder-meetings

Resolutions 1 to 20 were passed as ordinary resolutions and resolutions 21 to 24 were passed as special resolutions.

The following table shows the votes cast on each resolution:

Resolution	Total Votes For	%	Total Votes Against	%	Total Votes Cast	Votes Withheld
1 Ordinary Resolution to receive the 2020 Annual Report and Accounts	959,201,064	98.66%	12,904,167	1.33%	972,181,119	1,137,165
2 Ordinary Resolution to declare a final dividend	972,029,035	99.87%	1,175,249	0.12%	973,280,172	38,112
3 Ordinary Resolution to approve the Compensation Committee report	957,496,840	98.44%	15,129,720	1.56%	972,705,014	613,013
4 Ordinary Resolution to elect Angela Ahrendts DBE as a Director	957,481,094	99.96%	297,858	0.03%	957,855,288	15,462,996
5 Ordinary Resolution to elect Tom Ilube CBE as a Director	961,211,123	99.92%	697,432	0.07%	961,984,891	11,333,393
6 Ordinary Resolution to elect Dr. Ya-Qin Zhang as a Director	925,230,461	96.18%	36,687,662	3.81%	961,994,459	11,323,825
7 Ordinary Resolution to re-elect Dr Jacques Aigrain as a Director	880,047,084	90.61%	91,160,570	9.39%	971,283,990	2,270,414
8 Ordinary Resolution to re-elect Sandrine Dufour as a Director	960,814,247	99.88%	1,093,297	0.11%	961,983,880	11,334,404
9 Ordinary Resolution to re-elect Tarek Farahat as a Director	960,998,357	98.75%	12,125,301	1.25%	973,200,094	118,190
10 Ordinary Resolution to re-elect Roberto Quarta as a Director	951,869,301	97.81%	21,270,712	2.19%	973,217,177	101,107
11 Ordinary Resolution to re-elect Mark Read as a Director	961,059,247	98.75%	12,080,966	1.24%	973,216,549	101,735
12 Ordinary Resolution to re-elect John Rogers as a Director	953,553,508	99.59%	3,804,067	0.40%	957,433,911	15,884,360
13 Ordinary Resolution to re-elect Cindy Rose OBE as a Director	961,020,422	99.90%	891,986	0.09%	961,988,744	11,329,540
14 Ordinary Resolution to re-elect Nicole Seligman as a Director	923,942,078	94.94%	49,185,698	5.05%	973,207,408	109,199
15 Ordinary Resolution to re-elect Sally Susman as a Director	968,172,454	99.91%	819,769	0.08%	969,068,559	4,249,725
16 Ordinary Resolution to re-elect Keith Weed CBE as a Director	968,158,641	99.91%	819,843	0.08%	969,054,820	4,263,464
17 Ordinary Resolution to re-elect Jasmine Whitbread as a Director	929,884,812	97.08%	27,884,752	2.91%	957,846,460	15,471,824
18 Ordinary Resolution to re-appoint Deloitte LLP as the auditors	915,759,807	94.48%	53,380,432	5.51%	969,216,825	4,101,459
19 Ordinary Resolution to authorise the Audit Committee to determine the auditors' remuneration	965,096,394	99.16%	8,091,381	0.83%	973,264,111	54,173
20 Ordinary Resolution to authorise the Directors to allot relevant securities	900,224,847	92.50%	72,869,522	7.49%	973,170,705	147,123
21 Special Resolution to authorise the Company to purchase its own shares	967,047,273	99.41%	5,658,239	0.58%	972,782,761	535,523
22 Special Resolution to authorise the Directors to allot equity securities wholly for cash	929,295,605	95.56%	43,141,290	4.44%	972,513,543	804,741
23 Special Resolution to authorise the disapplication of pre-emption rights	882,339,173	90.73%	90,094,324	9.26%	972,509,954	808,330
24 Special Resolution to approve the adoption of the new Articles of Association	961,676,718	99.98%	138,925	0.01%	961,892,447	11,425,837

Notes:

(1).
The "for" votes include those giving the Chairman discretion.

(2).
Total votes "for" and "against" are expressed as a percentage of the total votes cast.

(3).
A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.

(4).
Issued Share Capital (excluding Treasury Shares): 1,203,140,675 ordinary shares.

The above poll results will shortly be available on WPP's website at www.wpp.com/investors/shareholder-centre/shareholder-meetings. In accordance with Listing Rule 9.6.2 a copy of the resolutions, other than those concerning ordinary business of the Company, will be submitted to the FCA and will in due course be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Balbir Kelly-Bisla
Company Secretary

Further information
Chris Wade, WPP +44 (0)20 7282 4600

About WPP
WPP is a creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 9 June 2021	By: ______________________
Balbir Kelly-Bisla
Company Secretary